fouRy, Inc.



ANNUAL REPORT

100 Sun Ave. NE, Ste 650

Albuquerque, NM 87109

(310) 283-2628

https://www.4rysprays.com/

This Annual Report is dated May 3, 2023.

BUSINESS

The company's corporate structure:

fouRy, Inc. ("fouRy" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in New Mexico. The Company was first organized as fouRy, LLC in the state of Delaware on 2/11/16 and converted to fouRy, Inc., a Delaware C-Corporation, on 1/07/19.

The company's business:

fouRy, Inc. is commercializing the scientific discoveries and technological innovations of CTO and co-founder Dr. Arnold Kelly. fouRy's patented low-power, Spray Triode Atomizer™ imparts a high-energy negative charge to droplets or particles, Charge Injected Precision Spraying™. The like-charged droplets or particles provide their own propulsion, are attracted to the grounded target, thoroughly coat it, and do so with a minimum of waste, drift, or overspray. Variants of the basic spray technology have applications in disinfection, fuel injection, filtering and purification, and nanofiber production.

fouRy's first commercial product will be a Spray Triode Atomizer adapted to a form-oil sprayer. Form oil is used by precast concrete manufacturers to separate forms from dried concrete or metal objects. We have demonstrated a form-oil prototype to Oldcastle Infrastructure (CRH

Americas, Inc.), the largest U.S. precast concrete manufacturer (according to Thomas.net), and have a purchase order to deliver two prototypes for further testing and evaluation.

We have received confirmation that charge-injected distilled water from our distilled water prototype will kill bacteria with 99.99 percent effectiveness. We intend to market this sprayer in disinfectant situations like meat and produce sanitization, high human contact surfaces, and glass bottles, in which conventional chemical disinfectants are undesirable. Because distilled water is far less expensive than existing disinfectants, we should be able to replace them in many applications, particularly high-frequency ones. If we can verify that charge-injected distilled water kills other microorganisms and even larger organisms, it will expand the range of applications of our sprayer.

We are working with the USDA's Agriculture Research Service to develop a sprayer for cattle tick eradication and received a grant, administered by Texas A&M University. That grant has ended but we anticipate continuing work on cattle sprayers and collaboration with the USDA. We have agreements with Raven Industries for ground-based crop-sprayer prototypes and from EAVision Technologies and Rantizo for drone-based crop sprayer prototypes upon completion of research and development work.

The company's business model:

Our model is to use Dr. Kelly's many innovations as a hub for the development of commercial products in partnership with a variety of business, government, and academic partners. Such partnerships may take the form of development and license agreements, joint ventures, equity investments in fouRy, vendor-supplier contracts, and research and development grants. We intend to use new investment and profits from operations to launch new products, upgrade our research and development with new equipment and personnel, and protect our intellectual property to the fullest extent possible.

Previous Offerings

● Name: Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $466,275.00
Number of Securities Sold: 423,886
Use of proceeds: Operating expenses - these holders have converted into common stock.
Date: February 10, 2022
Offering exemption relied upon: 506(b)

● Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: January 08, 2021
Offering exemption relied upon: 506(b)

● Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: February 25, 2021
Offering exemption relied upon: 506(b)

● Type of security sold: Series Seed Preferred Stock
Final amount sold: $550,000
Number of securities sold: 550,000
Use of proceeds: Operating Expenses
Date: February 9, 2019

● Type of security sold: Common Stock
Final amount sold: 4,265,575
Use of proceeds: Operating expenses
Date: November 16, 2022
Offering exemption relied upon 506(b) and Regulation CF
Final amount sold does not include 312,500 vested but unexercised employee stock options

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

● Circumstances which led to the performance of financial statements:

fouRy financial statements:

Revenue and Cost of Sales

Revenue increased in 2021 to $29,846 in 2022 from $25,829 in 2021. The company's contract with the USDA for the development of a sprayer for cattle fever ticks ended. The cost of revenue was $53,320 in 2022 compared to $53,394 in 2021.

Expenses

The company's primary operating expense is salaries for its four employees, which constitute the majority of General and Administrative and Research and Development expenses. The increase in Research and Development expenses from $1,886 in 2020 to $33,412 in 2021 reflects research and development work on projects outside the USDA contract. The increase in Interest Expenses from $812 in 2020 to $28,268 reflects accruals for convertible notes and unpaid Series 3 preferred dividends. The convertible notes were converted to Series 3 preferred stock in 2021.

Results

The reduction in the cost of revenue was not enough to offset the reduction of revenue from the USDA contract and the increase in Research and Development expenses from 2020 to 2021. Other Operating Expenses and Other Income were close to constant from 2020 to 2021. The Operating Loss increased from $281,865 in 2021 to 301,250 in 2022. The total net loss increased from $294,375 in 2021 to 301,252 in 2022. The increased loss was due to an increase in total expenses from $250,324 in 2021 to $277,772 in 2022 and a reduction in Other Income from $19,333 to $0 in 2022.

● Historical results and cash flows:

Historical results and cash flows will not be representative of what investors should expect in the future. The company has been in research and development mode and has not been profitable. While research and development will always be important for our company, lack of profit obviously can't continue. This year begins the transition from research and development to a viable commercial enterprise making, distributing, and selling actual products at a profit.

We have developed prototype form-oil and distilled water sprayers. Oldcastle Infrastructure first contacted fouRy about developing a form-oil sprayer for precast-concrete metal forms that would spray better and create fewer safety risks and environmental damage. We successfully demonstrated a manually controlled sprayer prototype to Oldcastle earlier this year. We have, after a long effort, developed an electronic controller for our sprayer and delivered two controller-driven prototypes to Oldcastle.

Oldcastle wants a better sprayer to replace their 400 sprayers. If we satisfy the preliminary tests the company has indicated it may work with us on development, refinement, and commercialization. While Oldcastle is one of the largest U.S. precast concrete manufacturers, there are many others. There are also sprayed-oil applications outside precast concrete forms, including sheet metal stamping and machine tools. Oldcastle is a subsidiary of Irish building products multinational CRH, which could be an entry point for international sales.

Recent third-party testing indicates that charge-injected distilled water kills bacteria. Further testing may verify that it also kills viruses. We are still assessing potential applications for our distilled water sprayer, but we believe that "green" disinfection with water and no chemicals would find ready acceptance in a variety of markets. This development effort will take time, including the time necessary to secure acceptance from regulators, but we believe the commercial payoff will justify the time and expense.

We have other technologies that we believe we can prototype and then commercialize without a lot of further research and development, within a time frame of one to two years assuming we can fund the startup costs. These include other fluid-spray applications, blue-flame portable stove burners, and charge-injected, powder-coating sprayers. Further down the line, we have a number of technologies that have demonstrated potential in the laboratory, simulations, or small-scale feasibility studies, some of which will require more substantial research and development.

Several of our technologies have attracted the interest and support of partners interested in hastening their development to end products. Agricultural drone company EAVision Technologies has made a substantial investment and their CEO is on our Board of Directors. The company wants to incorporate fouRy's spray technology into its crop-sprayer drones. We are sending prototype agricultural sprayers to Raven Industries of South Dakota for testing and development with their ground-based agricultural technologies.

During our research and development phase, funding has been almost exclusively from research grants with the USDA and investment. At least 80 percent of our operating expenses have been the employee's salaries. Sufficient investment will allow the company to move its technology from research and development and prototype phases to commercialization. The cost of goods sold will become a much larger percentage of overall expenses.

We believe that with funding for startup costs and mass production and assembly, we can produce commercial versions of our technologies for a third or less of what we can sell them for at competitive market prices. Production that does not meet this benchmark will not be pursued. As the transition to commercialization is made, funding will increasingly come from revenues and profits, providing what we believe will be a satisfactory return to investors.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $16,330.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bank of America

Amount Owed: $956

Interest Rate: 22.49%

It is a credit card (MasterCard) with a $4,000 limit. It is usually paid in full each month, but we will carry a balance short term because of expenses associated with this fund raise.

Creditor: Employees

Amount Owed: $226,250

Interest Rate: 0.0%

In 2020, under the previous CEO salaries had been deferred for several months. In February,

2020, Robert Gore became the CEO. Salaries had to be deferred for several more months. A salary deferral liability (Payroll Liability) was established to current employees and to the former CEO in 2020. The CEO's deferred salary liability was offset against the former CEO's debt from salary advances and both were written off in 2021, with a small payment to the CEO because the advances were less than the deferrals. The remaining liability is to current 4Ry employees and will only be paid when there are sufficient revenues to pay them. They were not paid in 2021 despite the company's receipt of approximately $300,000 in new investment as revenues were devoted to other costs. The employee deferred salary liability increased in 2022 because the StartEngine fund raising was not as successful as anticpated.

Creditor: Raven Industries, EAVision Technologies, Rantizo, USDA
Amount Owed: $7,500.00
Interest Rate: 0.0%
We have received total deposits of $7500 from 4 customers for half the total cost of prototype sprayers we're obligated to deliver once they are ready for delivery. We recognize those deposits as liabilities until the sprayers are delivered.

Creditor: Gary Rolling
Amount Owed: $30,707
Interest rate: 10%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert Allen Gore

Robert Allen Gore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: February, 2020 - Present

Responsibilities: Responsible for oversight, decisions, and implementation of corporate operations and strategy, receives $60,000 per year and 437,500 stock options for his position as CEO.

Position: Chairman of the Board of Directors

Dates of Service: December, 2020 - Present

Responsibilities: Oversee governance and conduct Board of Directors meetings, No salary

Other business experience in the past three years:

Employer: 4Ry, Inc.

Title: Vice President, Agricultural Applications

Dates of Service: July, 2016 - February, 2020
Responsibilities: Developing 4Ry's agricultural applications and markets

Name: Claudia Franco Kelly

Claudia Franco Kelly's current primary role is with Fieldston Associates. Claudia Franco Kelly currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees governance of the company, no salary. Claudia works part-time at fouRy, Inc. Claudia works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

Employer: Fieldston Associates

Title: Principal

Dates of Service: January, 2019 - Present
Responsibilities: She oversees all aspects of the company's operations and formulates and implements strategic plans. Claudia serves as Director of the Alternative Board of Central New Jersey through her position as Principal of Fieldston Associates.

Name: Gary Roling

Gary Roling's current primary role is with Retired. Gary Roling currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees governance of the company, no salary. Gary works part-time at fouRy, Inc. Gary works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

Employer: J-Tec Associates Inc.

Title: CEO

Dates of Service: November, 1988 - December, 2020
Responsibilities: Oversees all aspects of the company, and devises and implements strategic plans

Name: Michael Bowery

Michael Bowery's current primary role is with Virtual Energy. Michael Bowery currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees governance of the company, no salary. Michael works part-time at fouRy, Inc. Michael works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

Employer: Virtual Energy

Title: President

Dates of Service: October, 2018 - Present
Responsibilities: Oversees all aspects of the company and devises and implements strategic plans

Other business experience in the past three years:

Employer: Eliminator Products

Title: CEO

Dates of Service: July, 2003 - Present
Responsibilities: Oversees all aspects of the company and devises and implements strategic plans

Name: Scott Kelly

Scott Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: February, 2016 - Present

Responsibilities: Operations management in finance, accounting, and technology, $45,000 per year salary. Scott works part-time at fouRy, Inc. Scott works 20 hours per week at fouRy, Inc.

Other business experience in the past three years:

Employer: Princeton Infrared Technologies, Inc.

Title: Government Contracts and Finance

Dates of Service: July, 2016 - Present
Responsibilities: Works on government contracts and finance

Other business experience in the past three years:

Employer: Qorvo Inc.

Title: Consultant

Dates of Service: November, 2021 - December, 2022
Responsibilities: Business consultant

Other business experience in the past three years:

Employer: United Silicon Carbide Inc

Title: Government Contracts Administrator

Dates of Service: June, 2010 - October, 2021
Responsibilities: Responsible for maintaining government contract administration.

Name: Arnold Kelly

Arnold Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: February, 2016 - Present

Responsibilities: Researches, designs, tests, and commercializes company technology, receives $60,000 annual salary

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees company governance, No salary

Other business experience in the past three years:

Employer: ZYW Corporation

Title: Chief Technology Officer

Dates of Service: November, 2021 - Present
Responsibilities: Developing, implementing, managing and evaluating the company's technology resources.

Name: James Dong

James Dong's current primary role is with EAVision Corporation. James Dong currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees corporate governance, no salary. James works part-time at fouRy, Inc. James works 1 hour per week at fouRy, Inc.

Other business experience in the past three years:

Employer: EAVision Corporation

Title: CEO

Dates of Service: July, 2015 - Present
Responsibilities: Oversees all aspects of the company, devises and implements strategic plans

Name: Mark Akimoto

Mark Akimoto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: January, 2018 - Present

Responsibilities: Involved with all aspects of the corporation, works closely with other team members, receives $60,000 salary per year and 437,500 stock options.

Position: Director

Dates of Service: December, 2020 - Present

Responsibilities: Oversees company governance, no salary

Other business experience in the past three years:

Employer: PCB Piezotronics

Title: Field Applications Engineer

Dates of Service: May, 2022 - Present
Responsibilities: Part-time role as field applications engineer

Other business experience in the past three years:

Employer: AIG/AKM Tech.

Title: Senior Sales Engineer

Dates of Service: January, 2017 - May, 2022
Responsibilities: Full-time role as Sr. Sales Engineer

Other business experience in the past three years:

Employer: Bruel and Kjaer

Title: Sales Engineer

Dates of Service: September, 2016 - May, 2022
Responsibilities: Full-time role as Sales Engineer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: ZYW Corporation (100% owned by Arnold Kelly)

Amount and nature of Beneficial ownership: 2,414,216

Percent of class: 56.60

RELATED PARTY TRANSACTIONS

Name of Entity: Gary Roling

Relationship to Company: Director

Nature / amount of interest in the transaction: Conversion of right to receive preferred stock into issuance of 357,396 shares of common stock.

Material Terms: In August 2022, we entered into an Agreement with Gary Roling, pursuant to which he agreed to convert his right to receive 263,885 shares of preferred stock, into 357,396 shares of common stock. The terms of this agreement were pari pasu with the terms of agreements we entered into with the other 3 holders of rights to receive preferred stock.

Name of entity: Gary Roling

Relationship to Company: Director

Nature / amount of interest in the transaction: $40,000 short term loan

Material terms: $40,000 short term loan against 10 percent of StartEngine proceeds. $10,000 principle paid, $30,000 plus $707 remained outstanding December 31, 2022

Name of Entity: James Dong

Relationship to Company: Director

Nature / amount of interest in the transaction: We are party to an Exclusive Distribution Agreement we entered into with EAVision, Inc., for which Mr. Dong, serves as Chief Executive Officer.

Material Terms: EAV granted an exclusive distributorship in China (later expanded to other countries) and a nonexclusive agricultural applications license for 4Ry agricultural products. EAV agrees to invest $500,000 (later raised to $550,000) in 4Ry and is granted a seat on 4Ry's Board.

OUR SECURITIES

● Common Stock

The amount of security authorized is 7,000,000 with a total of 4,265,515 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding does not include 875,000 shares to be issued pursuant to stock options granted.

Series Seed Preferred Stock

The amount of security authorized is 550,000 with a total of 550,000 outstanding.

Voting Rights

One vote per share

Material Rights

Series Seed Preferred Stock Shareholders carry a liquidation preference of $1.00 per share, subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

The Conversion ratio at the rate of 1 to 1, is subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

Pursuant to an Investment Agreement entered into with the holder of our Series Seed Preferred Stock, such holder has the right to appoint a director. In addition, certain major events require the unanimous approval of the directors, including, but not limited to, Bylaw Amendments, mergers, certain assets sales, compensation plans, and significant changes in our business plans. In addition, we are required to provide the holder of Series Seed Preferred Stock, unaudited quarterly financial statements, annual financial statements, and an annual budget. In addition, the consent of the Series Seed Preferred Holder is required for the Company to issue shares of common stock having a purchase price, or options to purchase common stock having an exercise price, less than $1.00 per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

$ ● Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. ● Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. All of our employees are considered key employees and there can be no assurance that they will remain employed, by either their choice or the Company's, at the Company. ● Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. ● The transferability of the Securities you are buying is limited Any of the Company's Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. ● Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. ● If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." ● We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. ● Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. ● Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. ● Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. ● The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. ● We are reliant on one main type of service All of our current services are variants on one basic technology: spraying charge-injected fluids and powders. Our revenues are therefore dependent upon the various markets for spraying fluids and powders. We plan to develop additional spraying technologies and applications, and related but non-spraying technologies and applications. The can be no assurances that such technologies and applications will be developed. ● We may never have an operational product or service It is possible that some or all Company products now in the laboratory or prototype stage may never be an operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. ● Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. ● Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured prototypes for various applications of charge-injected spraying. Delays or cost overruns in the development of our charge-injected spray technology and failure of products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. ● Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. ● You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. ● Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. ● This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. ● Our new product could fail to achieve the sales projections we expected It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. ● We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete, or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. ● We are an early stage company and have not yet generated any profits fouRy, LLC. was formed on 2/11/16 and converted to a C Class Corporation on 1/7/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. fouRy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. ● We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that applications based on fouRy, Inc.'s charge-injection technology are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. ● We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns one patent and has one pending provisional patent application, three trademarks and one pending application, one Internet domain name, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. ● We have pending patent approvals that might be vulnerable One of the Company's most valuable assets is its intellectual property. There can be no assurance that pending patents or trademarks will be approved by the United States Patent and Trademarks office. The Company has no pending patent, trademark, copyright, or other intellectual property applications outside of the U.S.. The Company cannot assure that any such foreign application (s) will be made. The Company cannot assure that if made, such application (s) will be approved. The company cannot assure that if approved, any foreign patent, trademark, copyright, or other intellectual that receives an approval from a foreign authority will enjoy the same legal protections that it would in the United States. ● Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. ● The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright (s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent (s), trademark(s) or copyright (s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. ● The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. There can be no assurance that the Company will be able to retain key personnel. Our Chief Technology Officer, Dr. Arnold Kelly, is eighty-nine years old. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. ● Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell some products may be dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. ● We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. ● The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on fouRy, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on fouRy, Inc. could harm our reputation and materially negatively impact our financial condition and business. ● Future Filings Uncertain The Company plans to file numerous trademark and patent applications in the future, both foreign and domestic. There can be no assurances that any of those applications will be filed due to: the expense, the incapacity of the inventor (s), strategic decisions not to file, or unforeseen circumstances. ●We are exposed to risks associated with product liability claims. Since our products are electricity-producing devices and may involve dispersing chemicals, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 3, 2023.

fouRy, Inc.

By /s/ *Robert A. Gore*

    Name: <u>FouRy, Inc.</u>

Title: Chief Executive Officer and Chairman of the Board of Directors

Exhibit A

FINANCIAL STATEMENTS



fouRy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited)

Years ended December 31, 2021 & 2022

Statement of Financial Position

	Year Ended December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,402	6,169
Accounts Receivable	7,396	5,428
Inventory	21,163	19,479
Prepaid Expense	2,836	1,935
Other	226	226
Total Current Assets	48,023	33,237
TOTAL Assets	48,023	33,237
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	9,567	10,374
Payroll Liabilities	228,266	61,244
Accrued Expenses	-	176
Unearned Revenue	7,500	7,500
Loan Payable	30,707	-
Preferred Dividends Payable	-	19,128
Total Current Liabilities	276,040	98,422
Long-Term Liabilities	-	-
TOTAL LIABILITIES	276040	98422
EQUITY		
Common Stock	737,365	262,500
Series Seed Preferred Stock (Formerly Convertible Preferred Stock Series 1	550,000	550,000
Series 2 Preferred Stock	-	438,775
Accumulated Deficit	(1,515,382)	(1,316,460)
Total Equity	(228,017)	(65,185)
TOTAL LIABILITIES AND EQUITY	48,023	33,237

-

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	29,842	25,829
Cost of Revenue	53,320	53,394
Gross Profit	(23,478)	(27,565)
Operating Expenses		
Advertising and Marketing	4,711	6,920
General and Administrative	236,287	209,330
Research and Development	29,840	33,412
Rent and Lease	4,578	4,637
Total Operating Expenses	275,416	254,300
Operating Income (loss)	(298,894)	(281,865)
Other Income		
Interest Income	-	-
Other	-	15,759
Total Other Income	-	15,759
Other Expense		
Interest Expense	2,358	28,268
Other	-	-
Total Other Expense	2,358	28,268
Provision for Income Tax	-	-
Net Income (loss)	(301,252)	(294,375)

fouRy, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-301,252.18
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		0.00
Other Receivable/Unbilled Revenue		-1,667.87
Inventory Assets-Raw Materials		-1,683.62
Prepaid Expenses		-901.51
Accounts Payable (A/P)		2,723.75
Credit Card Payable		758.82
Accrued Expenses		-176.00
Payroll Liabilities		167,341.42
Loans Payable		30,706.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	197,101.85
Net cash provided by operating activities	-$	104,150.33
INVESTING ACTIVITIES		
Fixed Assets-Equipment		0.00
Net cash provided by investing activities	$	0.00
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	114,383.71
Net cash increase for period	$	10,233.38
Cash at beginning of period		6,168.52
Cash at end of period	$	**16,401.90**

fouRy, Inc.
Notes to the Unaudited Financial Statements December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

fouRy, Inc. ("the Company") was originally formed on February 11th, 2016 as a Limited Liability Company prior to converting on January 7th, 2019. The Company is commercializing charge-injection technologies developed by Cofounder and CTO Dr. Arnold Kelly in a variety of applications. The Company's headquarters are in Albuquerque, New Mexico. The Company's customers will eventually be global, but the initial emphasis will be the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. The Company has filed an extension to their 2022 tax filings, and therefore, the financials shown have not been reviewed by their accountants at this time.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through a USDA/Texas A&M government R&D program with monthly progress invoices. Performance obligations are satisfied, and revenue is recognized at the end of each reporting period upon satisfaction of certain milestones. Other sources of revenue include the selling of prototype spray systems. Invoices are generated for partial payment before shipping and are booked as unearned revenue (advance) until they have shipped. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. In 2022, the Company had total unearned revenue of $7,500 where cash was received for spray systems with remaining performance obligations to be satisfied.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Income

In 2022, the Company had no Other Income.

Inventory

The Company's inventory consists of raw materials. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis and had an ending balance of $21,163 as of December 31, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized its Incentive Stock Option Plan ("the Plan") for the purposes of attracting and retaining talent. The Company allocated 5,000,000 shares of its Common Stock towards this Plan to be awarded as Stock Options that shall vest for 4 years at a rate of $1/4^{th}$ at the end of each 12-month period. In 2019, the Company granted a total of 250,000 Stock Options with an exercise price of $1.00 per share. In 2021, the Company granted a total of 625,000 Stock Options with an exercise price of $1.10 per share.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Avg. Exercise Price		Weighted Avg. Intrinsic Value	
Total options outstanding, January 1, 2020	250,000	$	1.00	$	-
Granted	-	$	1.00	$	-
Exercised	-	$	1.00	$	-
Expired/Cancelled	-				
Total options outstanding, December 31, 2020	250,000	$	1.00	$	-
Granted	625,000	$	1.10	$	-
Exercised	-	$	1.10	$	-
Expired/Cancelled	-	$	1.10	$	-
Total options outstanding, December 31, 2021	875,000	$	1.10	$	-
Options exercisable, December 31, 2021	125,000	$	1.00	$	-
Options exercisable, December 31, 2022	62,500	$	1.00	$	-
	125,000	$	1.10	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

One of the Company's major shareholders is an entity owned by the Company's Co-founder and CTO, as well as its COO.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into two convertible note agreements for the purposes of funding operations. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2021. The notes are convertible into shares of the Company's Convertible Preferred Stock Series Two at a 20% discount. In September 2021, the notes converted into 120,704 shares of Series Two Stock.

NOTE 6 – EQUITY

The Company had authorized 10,000,000 shares of Common Stock with a par value of $1.00 per share. Of this amount, 5,000,000 shares are subject to Stock Options and conversion of Preferred Stock. 3,950,000 and 4,575,000 shares were issued and outstanding as of 2020 and 2021, respectively.

The Company had authorized 1,004,545 shares of Preferred Stock. Of this amount, 550,000 shares were deemed as Convertible Preferred Stock Series One with a par value of $1.00 per share, and 454,545 shares were deemed as Convertible Preferred Stock Series Two with a par value of $1.10 per share. All 550,000 shares of Series One had been issued and outstanding as of December 31, 2020 and 2021. 96,364 and 398,886 shares of Series Two had been issued and outstanding as of December 31, 2020 and 2021, respectively.

In 2022, the Company's Certificate of Incorporation was amended and restated, and duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law. The Company is now authorized to issue 7,000,000 shares of Common Stock with a par value of $0.001 per share. The total number of shares of preferred stock authorized to be issued is 550,000, par value $0.001 per share, all of which are designated "Series Seed Preferred Stock," formerly

Convertible Preferred Stock Series One. All outstanding shares of Convertible Preferred Stock Series Two were converted to Common Stock.

Common Shareholders are entitled to one vote, can receive dividends at the discretion of the Boards of Directors, and carry no liquidation preference.

Series Seed Preferred Stock Shareholders have 1 vote for every share of Common Stock they would own if converted, carry a liquidation preference to Common Shareholders, do not receive dividends, and have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the Shareholder.

As of December 31, 2022, there were 4,265,575 shares of Common Stock outstanding and 312,500 vested Common Stock options outstanding. There were 550,000 shares of Series Seed Preferred Stock Outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2022, the date these financial statements were available to be issued.

In 2022, the Company sold 25,000 shares of Preferred Stock for $25,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operations and negative working capital during the two years presented. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentration Risk

In 2020 and 2021, the Company generated revenue from a single source: a government-funded research and development program that supported the Company's production of an innovative charge injected precision spraying system. That program came to a close in 2022, and the Company will require additional capital and the acquisition of new customers to continue in business.

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

CERTIFICATION

I, Robert A. Gore, Principal Executive Officer of fouRy, Inc., hereby certify that the financial statements of fouRy, Inc. included in this Report are true and complete in all material respects.

Robert A. Gore

Chief Executive Officer and Chairman of the Board of Directors